MIM

02 APR 30 AM 11:01

02028713

SUPPL

11 April 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

dw 4/30

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

Information Release

11 April 2002

RESPONSE TO ANGLO ANNOUNCEMENT

MITSUI PRE-EMPTIVE RIGHT ON MOURA

MIM has read the Anglo Coal announcement of its joint venture plans with Mitsui which include the Moura coal mine. MIM contracted to purchase 55% of Moura from Coal & Allied, on 14 February 2002, subject to Mitsui not exercising its pre-emptive right. The Anglo announcement states that Mitsui has exercised its pre-emptive right to acquire the 55% share.

The Anglo/Mitsui transaction in relation to Moura is reported to be subject to the execution of relevant legal documentation and to regulatory approvals. MIM's purchase agreement with Coal & Allied does not terminate immediately.

We believe that the plan announced by Anglo falls well short of the best outcome for Moura, regional development, employment and export revenue. MIM's plans provide for the most favourable future for Moura and the region, not only by adding considerable value to the Moura operation but also by drawing on the synergies with MIM's other undeveloped coal deposits in the region. Our plans for Moura provide for increased production, a lower cost structure, increased reserves, extended mine life and complete rehabilitation of all previously mined areas, as well as the potential integrated development with the Rolleston and Wandoan deposits to create a major thermal coal combination in the region.

MIM was pursuing a coal growth path prior to the Moura interest becoming available, and the company will continue to pursue its plans if the Moura opportunity is not available.

As stated at the time of the announcement of MIM's agreement to buy Moura and its A$338 million equity raising, if Moura were not secured MIM's alternative uses of proceeds include reducing debt and continuing to fund development opportunities in the coal business.

The final feasibility study on the Rolleston deposit is expected to be completed in mid calendar 2002 with a development decision early in calendar 2003. The exploration and reserve extension program at Oaky Creek and Newlands has continued throughout the first half of 2002. MIM will continue to appraise value-adding opportunities to increase production through capital efficient expansions, new developments or acquisitions as they arise.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:

Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:

Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380